UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HERTZ GLOBAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42805T 10 5

(CUSIP Number)

Clayton, Dubilier & Rice Fund VII, L.P.

c/o Clayton, Dubilier & Rice, Inc.

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons Clayton Dubilier & Rice Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 58,376,994 Shares (see Item 5)(1)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 58,376,994 Shares (see Item 5)(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,376,994 Shares (see Item 5)(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 14.3% (2)

14.	Type of Reporting Person PN

(1)  Includes 19,921,396 shares of common stock, par value $0.01 per share (“Shares”), of Hertz Global Holdings, Inc., a Delaware corporation  (“Hertz Holdings,” or the “Issuer”) subscribed for in a private offering pursuant to a Subscription Agreement, dated May 19, 2009, between Clayton, Dubilier & Rice Fund VII, L.P. and the Issuer (the “Fund VII Subscription Agreement”).  The closing of the purchase of Shares under the Fund VII Subscription Agreement is subject to closing conditions, including the closing of a public offering of 46,000,000 Shares (the “Common Stock Public Offering”) (which closed on May 27, 2009), the receipt of applicable governmental approvals (including clearance under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”)) and the filing and mailing by the Issuer of an information statement pursuant to SEC Regulation 14C.

(2)  Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Fund VII Subscription Agreement and the substantially identical subscription agreements entered into by the Issuer on May 19, 2009 with certain other institutional investors (collectively, the “Private Offering”).  For a description of the Private Offering, see “Item 4(a)—Subscription Agreements.”

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 58,376,994 Shares (See Item 5)(1)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 58,376,994 Shares (See Item 5)(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,376,994 Shares (See Item 5)(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 14.3% (2)

14.	Type of Reporting Person CO

(1)  Includes 19,921,396 Shares subscribed for by Clayton, Dubilier & Rice Fund VII, L.P. in a private offering pursuant to the Fund VII Subscription Agreement.  The closing of the purchase of Shares under the Fund VII Subscription Agreement is subject to closing conditions, including the closing of the Common Stock Public Offering (which closed on May 27, 2009), the receipt of applicable governmental approvals, including clearance under the HSR Act, and the filing and mailing by the Issuer of an information statement pursuant to SEC Regulation 14C.

(2)  Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Associates VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 58,376,994 Shares (See Item 5)(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 58,376,994 Shares (See Item 5)(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,376,994 Shares (See Item 5)(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 14.3% (2)

14.	Type of Reporting Person PN

(1)  Includes 19,921,396 Shares subscribed for by Clayton, Dubilier & Rice Fund VII, L.P. in a private offering pursuant to the Fund VII Subscription Agreement.  The closing of the purchase of Shares under the Fund VII Subscription Agreement is subject to closing conditions, including the closing of the Common Stock Public Offering (which closed on May 27, 2009), the receipt of applicable governmental approvals, including clearance under the HSR Act, and the filing and mailing by the Issuer of an information statement pursuant to SEC Regulation 14C.

(2) Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Investment Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 58,376,994 Shares (See Item 5)(1)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 58,376,994 Shares (See Item 5)(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,376,994 Shares (See Item 5)(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 14.3% (2)

14.	Type of Reporting Person CO

(1)  Includes 19,921,396 Shares subscribed for by Clayton, Dubilier & Rice Fund VII, L.P. in a private offering pursuant to the Fund VII Subscription Agreement.  The closing of the purchase of Shares under the Fund VII Subscription Agreement is subject to closing conditions, including the closing of the Common Stock Public Offering (which closed on May 27, 2009), the receipt of applicable governmental approvals, including clearance under the HSR Act, and the filing and mailing by the Issuer of an information statement pursuant to SEC Regulation 14C.

(2)  Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CDR CCMG Co-Investor L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 21,314,510 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 21,314,510 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,314,510 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 5.2% (1)

14.	Type of Reporting Person PN

(1)  Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CDR CCMG Co-Investor GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 21,314,510 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 21,314,510 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,314,510 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2% (1)

14.	Type of Reporting Person CO

(1)  Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Parallel Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 396,245 Shares (See Item 5) (1)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 396,245 Shares (See Item 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,245 Shares (See Item 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)

14.	Type of Reporting Person PN

(1)  Includes 141,843 Shares subscribed for in the Private Offering pursuant to the Subscription Agreement, dated as of May 19, 2009, between the Issuer and CD&R Parallel Fund VII, L.P. (the “Parallel Fund Subscription Agreement”).  The closing of the purchase of Shares under the Parallel Fund Subscription Agreement is subject to closing conditions, including the closing of the Common Stock Public Offering (which closed on May 27, 2009), the receipt of applicable governmental approvals, including clearance under the HSR Act, and the filing and mailing by the Issuer of an information statement pursuant to SEC Regulation 14C.

(2)  Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Parallel Fund Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 396,245 Shares (See Item 5) (1)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 396,245 Shares (See Item 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,245 Shares (See Item 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)

14.	Type of Reporting Person CO

(1)  Includes 141,843 Shares subscribed for in the Private Offering pursuant to the Parallel Fund Subscription Agreement.  The closing of the purchase of Shares under the Parallel Fund Subscription Agreement is subject to closing conditions, including the closing of the Common Stock Public Offering (which closed on May 27, 2009), the receipt of applicable governmental approvals, including clearance under the HSR Act, and the filing and mailing by the Issuer of an information statement pursuant to SEC Regulation 14C.

(2)  Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

Item 1.  Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the Shares. The address of the principal executive office of the Issuer is 225 Brae Boulevard, Park Ridge, New Jersey 07656.

Item 2.  Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Clayton Dubilier & Rice Fund VII, L.P., a Cayman Islands exempted limited partnership, (ii) CD&R Associates VII, Ltd., a Cayman Islands exempted company, (iii) CD&R Associates VII, L.P., a Cayman Islands exempted limited partnership, (iv) CD&R Investment Associates VII, Ltd., a Cayman Islands exempted company, (v) CDR CCMG Co-Investor L.P., a Cayman Islands exempted limited partnership, (vi) CDR CCMG Co-Investor GP Limited, a Cayman Islands exempted company, (vii) CD&R Parallel Fund VII, L.P., a Cayman Islands exempted limited partnership, and (viii) CD&R Parallel Fund Associates VII, Ltd., a Cayman Islands exempted company. Clayton Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P. and CDR CCMG Co-Investor L.P. are referred to in this Schedule 13D as “the CD&R Hertz Funds.”

Clayton Dubilier & Rice Fund VII, L.P. is a private investment fund, whose general partner is CD&R Associates VII, Ltd., whose sole stockholder is CD&R Associates VII, L.P., whose general partner is CD&R Investment Associates VII, Ltd.

CDR CCMG Co-Investor L.P. is a private investment fund, whose general partner is CDR CCMG Co-Investor GP Limited, whose sole stockholder is Clayton Dubilier & Rice Fund VII, L.P.

CD&R Parallel Fund VII, L.P. is a private investment fund, whose general partner is CD&R Parallel Fund Associates VII, Ltd.

The address for each of Clayton Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P., CD&R Associates VII, Ltd., CD&R Associates VII, L.P., CD&R Parallel Fund Associates VII, Ltd., CDR CCMG Co-Investor L.P., CDR CCMG Co-Investor GP Limited and CD&R Investment Associates VII, Ltd. is c/o Maples Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by this reference.

Shares beneficially owned by Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P., CEP II Participations S.à.r.l SICAR (collectively, the “Carlyle Hertz Funds”); and ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. (collectively, the “Merrill Lynch Hertz Funds”); and CMC-Hertz Partners, L.P., and any of their respective affiliates (other than, in the case of CMC Hertz Partners, L.P., the CD&R Hertz Funds), are not the subject of this Schedule 13D and such persons are accordingly not included as Reporting Persons.  For a description of the relationship between the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds, CMC-Hertz Partners, L.P. and the CD&R Hertz Funds in respect of their respective holdings of the Shares, see “Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer—Stockholders Agreement.”  As discussed under Item 6, each of the Reporting Persons disclaims beneficial ownership of all Shares owned by the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting  Persons, any of the persons listed on Schedule A hereto) (i) has been convicted in any criminal  proceeding  (excluding  traffic violations or similar  misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction and as a  result  of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price for the Shares to be purchased by Clayton Dubilier & Rice Fund VII, L.P. and CD&R Parallel Fund VII, L.P. pursuant to the Fund VII Subscription Agreement and the Parallel Fund Subscription Agreement is $125,000,000.  Clayton Dubilier & Rice Fund VII, L.P. and CD&R Parallel Fund VII, L.P. will obtain such funds through capital contributions from their respective partners.  On December 21, 2005, investment funds associated with or designated by Clayton, Dubilier & Rice, Inc. (including the CD&R Hertz Funds), The Carlyle Group and Merrill Lynch Global Private Equity, through an indirect wholly-owned subsidiary of the Issuer, acquired all of The Hertz Corporation’s common stock from a subsidiary of Ford Motor Company, for aggregate consideration of $4,379 million in cash, debt refinanced or assumed of $10,116 million and transaction fees and expenses of $447 million.  See “Item 1—Business—Our Company—Corporate History” in the Annual Report on Form 10-K of the Issuer for the year ended December 31, 2008, which is incorporated herein by reference, for a detailed description of the funds used to acquire the common stock of The Hertz Corporation.

Item 4.  Purpose of Transaction

The purpose of the acquisition by Clayton Dubilier & Rice Fund VII, L.P. and CD&R Parallel Fund VII, L.P. of Shares pursuant to the Fund VII Subscription Agreement and the Parallel Fund Subscription Agreement is for general investment purposes.  The CD&R Hertz Funds may seek to sell the Shares they currently hold and, in the cases of Clayton Dubilier & Rice Fund VII, L.P. and CD&R Parallel Fund VII, L.P., the Shares acquired pursuant to the Fund VII Subscription Agreement and the Parallel Fund Subscription Agreement, in the ordinary course of business.

(a)

Subscription Agreements

On May 19, 2009, Clayton Dubilier & Rice Fund VII, L.P. and CD&R Parallel Fund VII, L.P. entered into, respectively, the Fund VII Subscription Agreement and the Parallel Fund Subscription Agreement, and each of Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. (such stockholders, together with Clayton Dubilier & Rice Fund VII, L.P. and CD&R Parallel Fund VII, L.P., the “Subscribing Stockholders”) entered into a substantially identical Subscription Agreement (the Fund VII Subscription Agreement and the Parallel Fund Subscription Agreement, together with such other Subscription Agreements, the “Subscription Agreements”) with the Issuer pursuant to which each Subscribing Stockholder agreed to purchase, and the Issuer agreed to issue and sell, Shares in the Private Offering.  The Subscription Agreements were entered into substantially concurrently with the Common Stock Public Offering and a public offering of $450,000,000 aggregate principal amount of 5.25% Convertible Senior Notes due 2014 of the Issuer.  Pursuant to the Subscription Agreements, the Subscribing Stockholders have agreed to purchase from the Issuer in the Private Offering an aggregate of 32,101,182 Shares, at a purchase price per share equal to $6.2303, which is the price per share paid by the public in the Common Stock Public Offering, less the underwriting discounts and commission payable to the underwriters in the Common Stock Public Offering.  Pursuant to the Fund VII Subscription Agreement and the Parallel Fund Subscription Agreement, Clayton Dubilier & Rice Fund VII, L.P. and CD&R Parallel Fund VII, L.P. have agreed to purchase, respectively, 19,921,396 and 141,843 Shares.  The closing of the purchase of Shares under the Subscription Agreements is subject to closing conditions, including the closing of the Common Stock Public Offering (which closed on May 27, 2009), the receipt of applicable governmental approvals (including clearance under the HSR Act) and the filing and mailing by the Issuer of an information statement pursuant to SEC Regulation 14C.  The description of the Subscription Agreements contained herein is a summary only, and is qualified in its entirety by the terms of the Parallel Fund Subscription Agreement and the Fund VII Subscription Agreement, which are filed as Exhibits 2 and 3, respectively, to this Schedule 13D.

Following the consummation of the Private Offering, the CD&R Hertz Funds will own in the aggregate 80,087,749 Shares, which will represent approximately 19.59% of the outstanding Shares based on the number of Shares expected to be outstanding as of the closing date of the Private Offering (which is expected to occur in the second quarter of 2009).  At present and without giving effect to the consummation of the Private

Offering, the CD&R Hertz Funds own in the aggregate 60,024,510 Shares, which represents approximately 15.9% of the outstanding Shares based on the number of Shares outstanding as of June 3, 2009, following the consummation of the Common Stock Public Offering and the exercise by the underwriters in the Common Stock Public Offering of their overallotment option for 6,900,000 Shares.

(f)

Following the Common Stock Public Offering, the Issuer ceased to be “controlled company” as such designation is defined in the listing requirements of the New York Stock Exchange, Inc. (the “NYSE”), the securities exchange on which the Shares are listed.  As a result of losing “controlled company” status, the Issuer was required to adopt certain changes in its corporate governance arrangements, including (i) the creation of the Nominating and Governance Committee of the Issuer with at least one member meeting the NYSE independence requirements, (ii) the addition of at least one member meeting the NYSE independence requirements to the Compensation Committee of the Issuer, (iii) the adoption of an amended and restated charter of the Compensation Committee of the Issuer and a charter of the Nominating and Governance Committee of the Issuer, and (iv) certain conforming changes to the Issuer’s by-laws, Code of Business Conduct and Ethics and Corporate Governance Guidelines (collectively, the “NYSE Governance Reforms”).

The consummation of the Private Offering is expected to restore “controlled company” status to the Issuer and thereby remove the requirement for the NYSE Governance Reforms or future governance changes that would otherwise be mandated by the phase-in provisions of the NYSE’s listing requirements applicable to former controlled companies.  The CD&R Hertz Funds have no definitive plans with respect to the NYSE Governance Reforms in the event that “controlled company” status is so restored.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer.  Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer; dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.  In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.  Pursuant to the Stockholders Agreement (as defined in Item 6 of this Schedule 13D), the Reporting Persons directly holding Shares are entitled to nominate, and other significant stockholders that are parties to the Stockholders Agreements are required to vote in favor of, nominees to the board of directors of the Issuer, which will afford access to, and participation in, deliberations of the board of directors regarding the business, operations, board composition, management, strategy and future plans of the Issuer.

As a result of these activities, and subject to the limitations set forth in the Stockholders Agreement and the Registration Rights Agreement (as defined in Item 6 of this Schedule 13D), one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would  result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of Shares by members of management, issuance of options to management, or their employment by the Issuer.

To the knowledge of each Reporting Person, each of the persons listed on Schedule A hereto may make the same evaluation and reserve the same rights.

Except as described in Items 3 and 6 of this Schedule 13D which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Any solicitation of proxies will only be made by way of a definitive proxy statement and a form of proxy.  Stockholders of the Issuer are advised to read any proxy statement or other documents related to a solicitation of proxies that may be made by the Reporting Persons.  When and if completed, a definitive proxy statement and a form of proxy will be mailed to shareholders of the Issuer and will be available at no charge at the SEC’s website at http://www.sec.gov.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

As of the date hereof (and including the Shares to be acquired in the Private Offering), each of the Reporting Persons is expected to beneficially own the number and percentage of Shares then expected to be issued and outstanding listed opposite its name:

Reporting Person(a)	Amount Beneficially Owned		Percent of Class(b)
Clayton Dubilier & Rice Fund VII, L.P.	58,376,994	(c)	14.3%
CD&R Associates VII, Ltd.	0	(d)	0%
CD&R Associates VII, L.P.	0	(d)(e)	0%
CD&R Investment Associates VII, Ltd.	0	(d)(f)	0%
CDR CCMG Co-Investor L.P.	21,314,510		5.2%
CDR CCMG Co-Investor GP Limited	0	(g)	0%
CD&R Parallel Fund VII, L.P.	396,245		0.1%
CD&R Parallel Fund Associates VII, Ltd.	0	(f)(h)	0%

(a)  As noted in “Item 2.  Identity and Background,” the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P. are not included as Reporting Persons in this Schedule 13D, and the CD&R Hertz Funds expressly disclaim beneficial ownership of all Shares held by such funds.  As such, this table excludes:  (i) 32,167,044 Shares held by ML Global Private Equity Fund, L.P.; (ii) 3,872,549 Shares held by Merrill Lynch Ventures L.P. 2001; (iii) 3,101,137 Shares held by ML Hertz Co-Investor, L.P.; (iv) 61,076,182 Shares held by Carlyle Partners IV, L.P.; (v) 2,466,663 Shares held by CP IV Coinvestment, L.P.; (vi) 7,452,823 Shares held by CEP II U.S. Investments, L.P.; (vii) 292,275 Shares held by CEP II Participations S.à.r.l SICAR; and (viii) 19,362,745 Shares held by CMC-Hertz Partners, L.P.

(b) Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

(c) Excludes 21,314,510 Shares held by CDR CCMG Co-Investor L.P., of which CDR CCMG Co-Investor GP Limited, a wholly owned subsidiary of Clayton Dubilier & Rice Fund VII, L.P., is the general partner.  Clayton Dubilier & Rice Fund VII, L.P. expressly disclaims beneficial ownership of the Shares held by CDR CCMG Co-Investor L.P.

(d) Clayton Dubilier & Rice Fund VII, L.P. is a partnership of which CD&R Associates VII, Ltd. is the general partner, which is a wholly-owned subsidiary of CD&R Associates VII, L.P., of which CD&R Investment Associates VII, Ltd. is the general partner.  Each of CD&R Associates VII, Ltd., CD&R Associates VII, L.P. and CD&R Investment Associates VII, Ltd. expressly disclaims beneficial ownership of the Shares held by Clayton, Dubilier & Rice Fund VII, L.P., as well as of the Shares held by each of CD&R Parallel Fund VII, L.P. and CDR CCMG Co-Investor L.P.

(e) CMC-Hertz Partners, L.P. is affiliated with ML Global Private Equity Fund, L.P., Carlyle-Hertz GP, L.P. and CD&R Associates VII, L.P. The general partner of CMC-Hertz Partners, L.P. is CMC-Hertz General Partner, L.L.C., whose members are Carlyle-Hertz GP, L.P., ML Global Private Equity Fund, L.P. and CD&R Associates VII, L.P. Investment decisions on behalf of CMC-Hertz General Partner, L.L.C. are made by majority vote of its Executive Committee, which comprises one representative of each of the members; however, until December 21, 2013, ML Global Private Equity Fund, L.P. has the contractual right (subject to various restrictions) to make decisions regarding disposition or voting of the Shares beneficially owned by CMC-Hertz Partners, L.P.  Each of CD&R Associates VII, L.P. and its general partner, CD&R Investment Associates VII, Ltd., expressly disclaims beneficial ownership of such Shares.

(f) CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a three person board of directors, and all board action relating to the voting or disposition of these Shares requires approval of a majority of the board. Joseph L. Rice, III, Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the Shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice, Inc. Such persons disclaim such beneficial ownership.

(g) CDR CCMG Co-Investor GP Limited, which is a wholly owned subsidiary of Clayton, Dubilier & Rice Fund VII, L.P., is the general partner of CDR CCMG Co-Investor L.P. CDR CCMG Co-Investor GP Limited expressly disclaims beneficial ownership of the Shares held by each of CDR CCMG Co-Investor L.P. and Clayton, Dubilier & Rice Fund VII, L.P.

(h) CD&R Parallel Fund Associates VII, Ltd. is the general partner of CD&R Parallel Fund VII, LP.  CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the Shares held by each of CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII, L.P. and CDR CCMG Co-Investor L.P.

(b)

In addition to the description set forth above in this Item 5, see the cover pages of this Schedule 13D for indications of the respective voting powers and disposition powers of the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subscription Agreements

Clayton Dubilier & Rice Fund VII, L.P. and CD&R Parallel Fund VII, L.P. have each entered into a Subscription Agreement with the Issuer.  See “Item 4(a)—Subscription Agreements.”

Stockholders Agreement

The CD&R Hertz Funds are parties to the Amended and Restated Stockholders Agreement, dated as of November 20, 2006, among the Issuer, the CD&R Hertz Funds, the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P. (the “Stockholders Agreement”), which is incorporated herein by reference to Exhibit 4.10 to the Annual Report on Form 10-K of the Issuer for the year ended December 31, 2006.  As a consequence of certain provisions of the Stockholders Agreement pertaining to the holding, voting and disposing of Shares, the CD&R Hertz Funds, the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P. may be deemed a “group” as such term is used in Regulation 13D under the Act.  The Stockholders Agreement requires the parties to vote their Shares for directors that are designated in accordance with the provisions of the Stockholders Agreement.  The Stockholders Agreement restricts the parties from selling Shares in certain instances and, in some negotiated transactions, requires the seller to offer each other party an opportunity to participate in the sale.  In addition, the Stockholders Agreement requires the parties to vote their Shares pursuant to the instructions of certain groups of investors with respect to certain change of control transactions.  The aggregate number of Shares to be beneficially owned collectively by the CD&R Hertz Funds, the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P. following the completion of the Private Offering is 209,879,167, which after completion of the Private Offering is expected to represent approximately 51% of the Shares outstanding.  The stock ownership reported for the Reporting Persons (including the CD&R Hertz Funds) does not include any Shares owned by other parties to the Stockholders Agreement.  Each of the Reporting Persons disclaims beneficial ownership of any Shares owned by the other parties to the Stockholders Agreement.

Registration Rights Agreement

The CD&R Funds are parties to the Registration Rights Agreement, dated as of December 21, 2005, as heretofore amended, among CCMG Holdings, Inc. (now known as Hertz Global Holdings, Inc.), the CD&R Funds, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P., CEP II Participations S.à.r.l, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. and CMC-Hertz Partners, L.P. (the “Registration Rights Agreement”), which is incorporated herein by reference to Exhibit 4.11 to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-135782) of the Issuer as filed on October 23, 2006.  For a description of the Registration Rights Agreement, see “Certain Relationship and Related Party Transactions — Registration Rights Agreement” in the Definitive Proxy Statement of the Issuer filed on Schedule 14A on April 15, 2009, which is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement, dated May 29, 2009, by and among the Reporting Persons
2	Subscription Agreement, dated May 19, 2009, between Hertz Global Holdings, Inc. and CD&R Parallel Fund VII, L.P.
3	Subscription Agreement, dated May 19, 2009, between Hertz Global Holdings, Inc. and Clayton Dubilier & Rice Fund VII, L.P.

4

Amended and Restated Stockholders Agreement, dated as of November 20, 2006, among Hertz Global Holdings, Inc., Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P., CEP II Participations S.à.r.l SICAR, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. and CMC-Hertz Partners, L.P. (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 10-K for the year ended December 31, 2006 of Hertz Global Holdings, Inc.)

5

Registration Rights Agreement, dated as of December 21, 2005, among CCMG Holdings, Inc. (now known as Hertz Global Holdings, Inc.), Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P., CEP II Participations S.à.r.l, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. and CMC-Hertz Partners, L.P. (incorporated by reference to Exhibit 4.11 to Amendment No. 3 to the Registration Statement on Form S-1 of Hertz Global Holdings, Inc. (File No. 333-135782) as filed on October 23, 2006)

6

Amendment No. 1, dated as of November 20, 2006, to the Registration Rights Agreement, dated as of December 21, 2005, among CCMG Holdings, Inc. (now known as Hertz Global Holdings, Inc.), Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P., CEP II Participations S.à.r.l SICAR, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. and CMC- Hertz Partners, L.P. (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 10-K for the year ended December 31, 2006 of Hertz Global Holdings, Inc.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CLAYTON, DUBILIER & RICE FUND VII, L.P.

By:	CD&R Associates VII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, L.P.

By:	CD&R Investment Associates VII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VII, LTD.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CDR CCMG CO-INVESTOR L.P.

By:	CDR CCMG Co-Investor GP Limited,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Director

CDR CCMG CO-INVESTOR GP LIMITED

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Director

CD&R PARALLEL FUND VII, L.P.

By:	CD&R Parallel Fund Associates VII, Ltd., its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R PARALLEL FUND ASSOCIATES VII, LTD.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

Dated: June 8, 2009

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Joseph L. Rice III

Mr. Rice is a director and officer of CD&R Associates VII, Ltd., CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. and a director of CDR CCMG Co-Investor GP Limited. Mr. Rice is a principal of Clayton, Dubilier & Rice, Inc.

United States of America
Donald J. Gogel

Mr. Gogel is a director and officer of CD&R Associates VII, Ltd., CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., and a director of CDR CCMG Co-Investor GP Limited. Mr. Gogel is a principal of Clayton, Dubilier & Rice, Inc.

United States of America
Kevin J. Conway

Mr. Conway is a director and officer of CD&R Associates VII, Ltd., CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., and a director of CDR CCMG Co-Investor GP Limited. Mr. Conway is a principal of Clayton, Dubilier & Rice, Inc.

United States of America
Theresa A. Gore

Ms. Gore is an officer of CD&R Associates VII, Ltd., CD&R Investment Associates VII, Ltd., CD&R Parallel Fund Associates VII, Ltd. and CDR CCMG Co-Investor GP Limited, and a director of CCMG Co-Investor GP Limited. Ms. Gore is a professional employee of Clayton, Dubilier & Rice, Inc.

United States of America